Media Release
Planegg/Munich, Germany, South San Francisco, United States, June 14, 2022

MorphoSys and HIBio Enter Into Equity Participation and License Agreements for Felzartamab and MOR210
Human Immunology Biosciences (HIBio) is a biotechnology company focused on developing precision medicines for autoimmune and inflammatory diseases, backed by ARCH Venture Partners and Monograph Capital

HIBio obtains exclusive worldwide rights, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210

MorphoSys will receive a 15% equity stake in HIBio and up to $1 billion in milestone payments across programs, plus single- to low double-digit royalties on net sales

Agreements allow MorphoSys to focus its resources on progressing its potential best-in-class, late- and mid-stage oncology pipeline

MorphoSys AG (FSE: MOR; NASDAQ: MOR) and Human Immunology Biosciences, Inc. (HIBio), a South San Francisco-based biotechnology company focused on discovering and developing precision medicines for autoimmune and inflammatory diseases, announced today that the companies entered into an equity participation agreement and license agreements to allow HIBio to develop and commercialize MorphoSys’ felzartamab, an anti-CD38 antibody, and MOR210, an anti-C5aR1 antibody.
“Under the leadership of experienced drug developers, HIBio is backed by two world-class venture capital firms with demonstrated track records of building successful companies. Its management, coupled with deep scientific expertise in autoimmune diseases, makes HIBio exceptionally well positioned to successfully advance felzartamab and MOR210 into new medicines for patients in need of better treatment options,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “At MorphoSys, we will continue to focus our resources on driving our late- and mid-stage oncology pipeline forward. This includes pelabresib, our potential best-in-class BET inhibitor, and tafasitamab, our CD19 targeting immunotherapy – two medicines that have the potential to enhance the standard and quality of care in difficult-to-treat and debilitating types of blood cancers.”
“At HIBio, we are discovering and developing transformative precision therapies for patients with autoimmune and inflammatory diseases. We are excited that we’ve reached this deal with MorphoSys, which will allow us to realize the potential of felzartamab and MOR210 across multiple autoimmune diseases,” said Travis Murdoch, M.D., CEO of HIBio. “These programs are foundational to our broader strategy of developing targeted therapies for patients with autoimmune diseases, where unmet need remains high.”
“We recognize there is a tremendous unmet need and opportunity to develop more precise and effective therapies for patients with autoimmune and inflammatory diseases,” said Paul Berns, Managing Director at ARCH Venture Partners and HIBio Chairman, “HIBio is poised to become a leader in precision immunology, and we are pleased to add these potential best-in-class programs to our portfolio.”
Under the terms of the agreements, HIBio will obtain exclusive rights to develop and commercialize felzartamab and MOR210 across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. As part of the agreements, MorphoSys will receive a 15% equity stake in HIBio, along with certain equity earn-in provisions and standard investment rights. MorphoSys will also be represented as a member of HIBio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HIBio of up to $1 billion across both programs, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and MOR210 and will be compensated for ongoing program expenses. HIBio will assume full responsibility for future development and commercialization expenses. Upon signing, MorphoSys also receives an upfront payment of $15 million for MOR210.
Felzartamab, a novel therapeutic human monoclonal antibody derived from MorphoSys' HuCAL antibody library and directed against CD38, is being evaluated as a potential treatment for two kidney diseases, anti-PLA2R antibody-positive Membranous Nephropathy (aMN), and Immunoglobulin A Nephropathy (IgAN), where limited treatment options are available. There are two Phase 2 trials in aMN fully enrolled and underway, M-PLACE and NewPLACE, and a Phase 2 trial being conducted in IgAN, IGNAZ. First interim data from the M-PLACE study, presented in November 2021, demonstrated that felzartamab has the potential to rapidly and substantially reduce anti-PLA2R auto-antibody titers (a serological marker for aMN) in difficult to treat patients with aMN. MOR210 is a novel human antibody directed against C5aR1, the receptor of the complement factor C5a.
BofA Securities acted as the financial advisor to HIBio, and Goodwin Procter is serving as legal counsel to HIBio for this agreement.

About Felzartamab
Felzartamab (MOR202) is a therapeutic human monoclonal antibody derived from MorphoSys’ HuCAL antibody library and directed against CD38. In Membranous Nephropathy, long-lived plasma cells drive pathogenic antibody production, contributing to functional damage to the glomeruli in the kidney. By targeting CD38, felzartamab has the potential to deplete the CD38 positive plasma cells, which may ultimately improve clinical outcomes in a broad range of autoantibody driven diseases.

MorphoSys is currently evaluating the safety and efficacy of investigational felzartamab for patients with anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and NewPLACE trial) and Immunoglobulin A Nephropathy (IGNAZ trial).

In 2017, MorphoSys entered into an exclusive regional licensing agreement with I-Mab Biopharma to develop and commercialize felzartamab in Greater China which encompasses Mainland China, Hong Kong, Macau, and Taiwan. I-Mab is evaluating felzartamab in relapsed/refractory multiple myeloma and Systemic Lupus Erythematosus.

Felzartamab is an investigational drug that has not yet been approved by any regulatory authorities.

About MOR210
MOR210 is a novel human antibody directed against C5aR1 derived from MorphoSys's HuCAL technology. C5aR1, the receptor of the complement factor C5a, is investigated as a potential new drug target in the field of autoimmune diseases and immuno-oncology. MOR210 has also been sublicensed to I-Mab Biopharma in Greater China and South Korea. I-Mab is investigating MOR210 as a treatment for relapsed or refractory advanced solid tumors. MOR210 is an investigational drug that has not yet been approved by any regulatory authorities.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Tafasitamab
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the U.S., Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional approval, in combination with lenalidomide, followed by Minjuvi® monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as an immunotherapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S. and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About HIBio:
Human Immunology Biosciences, Inc. (HIBio) is a biotechnology company focused on discovering and developing precision medicines for people suffering from autoimmune and inflammatory diseases. HIBio was incubated with ARCH Venture Partners, one of the largest early-stage technology venture firms in the United States, and Monograph Capital, a San Francisco and London based life sciences investment firm. To learn more about HIBio, visit us at www.hibio.com.

MorphoSys Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys:
Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com
HIBio:
Media Contacts: Morgan Warners Managing Director FGS Global morgan.warners@fgsglobal.com
Piper Evans Managing Director FGS Global piper.evans@fgsglobal.com